T (403) 237-6211	Mission Square	www.berkleyresources.com
F (403) 263-1773	Suite 400, 2424-4th Street SW	info@berkleyresources.com
Calgary, AB T2S 2T4

June 3, 2008	Trading Symbols: BKS – TSX Venture
BRKDF.PK – OTC BB (US)
Frankfurt W8O

APPOINTMENT OF DIRECTOR AND NON BROKERED PRIVATE PLACEMENT

The Company is pleased to announce that Dr. Kelly Hyslop has joined its Board of Directors. Dr. Hyslop has served in a variety of capacities as a Director, Founder, strategic or financial advisor for over fifty public and private emerging growth companies. Most of these companies were and are, in the areas of Earth Science Resources. He is currently Chairman of the Board of Proginet Corporation (PRGF). He practiced as a medical doctor from 1969 through 1995 and taught Clinical Family Practice at The Faculty of Medicine at UBC. He is now retired from Medicine.

In addition, the Company reports that it has arranged a non-brokered private placement of up to 2,800,000 units at a price of $0.18 per unit, each unit consisting of one common share and one non-transferrable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at a price of $0.30 during the first year of closing. The net proceeds of the offering will be used for additional exploration and development work and for general working capital requirements. This transaction will be subject to regulatory approval.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley’s shares are listed for trading on the TSX Venture Exchange under the symbol BKS.

ON BEHALF OF THE BOARD

“Matt Wayrynen”

Matt Wayrynen
C.E.O.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release